Exhibit 1

CanWest’s Australia Operations Report 2007 Second Quarter Results

TEN reports growth in revenue and EBITDA for Q2 2007

WINNIPEG, March 27—CanWest Global Communications Corp. announced today that The Ten Group pty Limited (TEN), the company that owns CanWest’s Australian television and out-of-home advertising operations, reported second quarter revenue and EBITDA growth. TEN reported consolidated revenues of A$198.6 million and consolidated EBITDA of A$49.5 million in its second quarter. These results represent a 17% increase in revenues and a 14% increase in EBITDA over the second quarter of last year.

“With the momentum achieved in the second quarter of fiscal 2007, TEN’s outlook for the year remains strong for both its television and out-of-home operations,” commented Tom Strike, President of CanWest MediaWorks International.

Consolidated revenues of A$492.4 million and EBITDA of A$156.8 million were reported for the first six months of fiscal 2007, which ended on February 28, 2007. These results represent a 6% increase in revenues and an 8% decline in EBITDA as compared to the first half of F2006. TEN’s Australian television operation recorded revenues of A$402.9 million, a 1% increase over the same period last year, and EBITDA of A$142.4 million, a 9% decrease compared to the same period last year. Eye Corp. (EYE), TEN’s out-of-home advertising operation, recorded revenues of A$89.5 million, up 40% over the same period last year, and EBITDA of A$14.4 million, which decreased slightly compared to the same period last year.

TEN’s Australian television operation recorded revenues and EBITDA of A$151.1 million and A$41.5 million in the quarter. TEN achieved a metropolitan television advertising market share of 30.3% in the six months ended December 31, 2006.

“TEN has capitalised on its record 2006 audience ratings and a strengthening advertising market for this improved television result,” commented TEN’s Executive Chairman, Nick Falloon. “TEN secured both rate and volume increases in annual renewal negotiations with its major advertisers and will strive to maintain its 30% ad revenue share in calendar 2007.”

“With all of TEN’s 2006 hits returning, plus a strengthening international program line-up, TEN is confident in its competitive position,” added Mr. Falloon. “We’re also excited about the opportunities that TEN is creating for viewers and advertisers through its new digital media business.”

EYE recorded revenues and EBITDA of A$47.5 million and A$8.0 million, respectively, in the quarter.

“While EYE’s revenue rose 40% in the half, earnings were impacted, as expected, by investment in our new USA shopping mall and European airport operations, which are already demonstrating their potential,” said Mr. Falloon. He added that EYE had booked an A$8.9 million non-recurring gain on the sale of its Malaysian investment in Big Tree Outdoor, which was partly offset by start-up losses in the US and UK of A$6.5 million and an A$1.6 million non-cash expense arising from the straight-lining of newly-contracted lease arrangements.

During the second quarter, TEN paid an interim dividend which resulted in CanWest receiving dividends and interest on its subordinated debentures in the aggregate amount of A$47.8 million or 43.1 million Canadian dollars. Ten expects to declare its second dividend in June 2007, which will be payable in July 2007.

These results are recorded in accordance with Australian Equivalents to International Financial Reporting Standards and will be subject to foreign currency translation and adjustment to Canadian GAAP upon consolidation with CanWest’s other operations.

This news release contains certain comments or forward-looking statements about the objectives, strategies, financial conditions, and results of operations and businesses of CanWest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled “Risk Factors” contained in our Annual Information Form for the year ended August 31, 2006 dated November 29, 2006 filed by CanWest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov). We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A, NYSE: CWG) an international media company, is Canada’s largest media company. CanWest is Canada’s largest publisher of daily newspapers and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, the United Kingdom and the United States.

For further information:

Deb Hutton

Senior Vice President, Corporate Communications

CanWest Global Communications Corp.

(416) 383-2442

dhutton@canwest.com